UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Oxford Immunotec Global PLC

(Name of Issuer)

Ordinary Shares, £0.001 nominal value per share

(Title of Class of Securities)

G6855A 10 3

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G6855A 10 3	13G	Page 2 of 6 Pages

Item 1(a).	Name of Issuer: Oxford Immunotec Global PLC (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices:

 94C Innovation Drive, Milton Park, Abingdon OX14 4RZ United Kingdom.

Item2(a).
Name of Persons Filing:  Clarus Lifesciences I, L.P. ("Clarus I"), Clarus Ventures I Management, L.P. ( "Clarus I Management"), Clarus Ventures I, LLC ("Clarus I GPLLC"), Nicholas Galakatos ("Galakatos"), Dennis Henner ("Henner"), Robert Liptak ("Liptak"), Nicholas Simon ("Simon") and Kurt Wheeler ("Wheeler"), (each, a "Reporting Person" and collectively, the "Reporting Persons.")  Clarus I Management is the sole general partner of Clarus I.  Clarus I GPLLC is the sole general partner of Clarus I Management.  Galakatos, Henner, Liptak, Simon and Wheeler, (collectively, the "Managers") are all of the managing directors of Clarus I GPLLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence: The business address of each of the Reporting Persons is 101 Main Street, Suite 1210, Cambridge, MA 02142.

Item 2(c).	Citizenship: Clarus I and Clarus I Management are limited partnerships organized under the laws of the State of Delaware. Clarus I GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of Galakatos, Henner, Liptak, Simon and Wheeler is a United States Citizen.

Item 2(d).	Title of Class of Securities: Ordinary Shares, £0.001 nominal value per share ("Ordinary Shares").

Item 2(e).	CUSIP Number: G6855A 10 3.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent (5%) or more of the Issuer's outstanding Ordinary Shares.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. G6855A 10 3	13G	Page 3 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.  This Schedule 13G is not filed pursuant to Rule 13d‑1(b) or Rule 13d–1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Amendment No. 3 to Schedule 13G.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. G6855A 10 3	13G	Page 4 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 12, 2018

CLARUS LIFESCIENCES I, L.P. By: Clarus Ventures I Management, L.P., its general partner By: Clarus Ventures I, LLC, its general partner By: /s/ Robert Liptak
Manager

CLARUS VENTURES I MANAGEMENT, L.P. By: Clarus Ventures I, LLC, its general partner By: /s/ Robert Liptak
Manager

CLARUS VENTURES I, LLC By: /s/ Robert Liptak
Manager

*
Nicholas Galakatos

*
Dennis Henner

/s/ Robert Liptak
Robert Liptak

*
Nicholas Simon

*
Kurt Wheeler

*By:        /s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

This Amendment No. 3 to Schedule 13G was executed by Robert Liptak on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. G6855A 10 3	13G	Page 5 of 6 Pages

EXHIBIT 1
AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Ordinary Shares of Oxford Immunotec Global PLC.

Date:  February 12, 2018

CLARUS LIFESCIENCES I, L.P. By: Clarus Ventures I Management, L.P., its general partner By: Clarus Ventures I, LLC, its general partner By: /s/ Robert Liptak
Manager

CLARUS VENTURES I MANAGEMENT, L.P. By: Clarus Ventures I, LLC, its general partner By: /s/ Robert Liptak
Manager

CLARUS VENTURES I, LLC By: /s/ Robert Liptak
Manager

*
Nicholas Galakatos

*
Dennis Henner

/s/ Robert Liptak
Robert Liptak

*
Nicholas Simon

*
Kurt Wheeler

*By:        /s/ Robert Liptak
                Robert Liptak, as Attorney-in-Fact

This Amendment No. 3 to Schedule 13G was executed by Robert Liptak on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. G6855A 10 3	13G	Page 6 of 6 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert Liptak with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney‑in‑fact may approve in such attorney‑in‑fact's discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 9th day of February, 2017.

/s/ Nicholas Galakatos Nicholas Galakatos

/s/ Dennis Henner Dennis Henner

/s/ Nick Simon Nick Simon

/s/ Scott Requadt Scott Requadt

/s/ Kurt Wheeler Kurt Wheeler